Exhibit 3.4

CERTIFICATE OF DESIGNATIONS

OF

7.50% FIXED-TO-FLOATING NONCUMULATIVE PERPETUAL PREFERRED STOCK, SERIES B

(Par Value $0.01 Per Share)

OF

BYLINE BANCORP, INC.

BYLINE BANCORP, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), in accordance with the provisions of Sections 103 and 151 thereof, DOES HEREBY CERTIFY:

The board of directors of the Company (the “Board of Directors”), at a meeting duly called and held on June 6, 2017, adopted the following resolution creating a series of 50,000 shares of Preferred Stock of the Company designated as “7.50% Fixed-to-Floating Noncumulative Perpetual Preferred Stock, Series B”.

RESOLVED, that pursuant to the authority vested in the Board of Directors, the provisions of the amended and restated certificate of incorporation and the amended and restated bylaws of the Company and applicable law, a series of Preferred Stock, par value $.01 per share, of the Company be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

Section 1. Dividends.

(a) Payment of Dividends. Holders of Series B Preferred Stock shall be entitled to receive, when, as and if authorized and declared by the Board (which shall include any authorized committee thereof), out of funds of the Company legally available therefor, cash dividends based on the liquidation preference of the Series B Preferred Stock of $1,000.00 per share at a rate (the “Dividend Rate”) of (i) 7.50% per annum (equivalent to $75.00 per share per annum) for each Dividend Period (as defined below) from the original issue date (the “Issue Date”) to, but excluding, December 31, 2021 (the “Fixed Rate Period”), and (ii) three-month LIBOR (as defined below) plus 5.41% per annum, for each Dividend Period beginning on or after December 31, 2021 (the “Floating Rate Period”). Such cash dividends shall be noncumulative and payable, if authorized and declared, quarterly in arrears on each March 31, June 30, September 30 and December 31, commencing on June 30, 2017 (each such date, a “Dividend Payment Date”); provided, however, that (i) if any such Dividend Payment Date before December 31, 2021 is not a day other than a Saturday,

Sunday or day on which banking institutions in New York, New York are authorized or obligated pursuant to legal requirements or executive order to be closed (each such day, a “Business Day”), then such date shall nevertheless be a Dividend Payment Date but dividends on the Series B Preferred Stock shall be paid on the next succeeding Business Day (without any adjustment to the amount of the dividend per share of Series B Preferred Stock) and (ii) if any such Dividend Payment Date on or after December 31, 2021 is not a Business Day, then the next succeeding Business Day shall be the applicable Dividend Payment Date relating to such Dividend Period and dividends shall accrue to and be paid on the next succeeding Business Day. A “Dividend Period” is the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except that the initial Dividend Period will commence on and include March 31, 2017 and continue to but exclude June 30, 2017 (or, for any shares of Series B Preferred Stock issued after the Issue Date, the initial Dividend Period for such shares shall commence on and include the later of the March 31, 2017 and the most recent Dividend Payment Date). Dividends payable on Series B Preferred Stock for the Fixed Rate Period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on the Series B Preferred Stock for the Floating Rate Period will be computed by multiplying the per annum dividend rate in effect for that Floating Rate Period by a fraction, the numerator of which shall be the actual number of days in that Floating Rate Period and the denominator of which shall be 360, and multiplying the rate obtained by $1,000.00 to determine the dividend per share of Series B Preferred Stock. Dollar amounts resulting from dividend calculations will be rounded to the nearest cent, with one-half cent being rounded upwards. Dividends on the Series B Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series B Preferred Stock, unless the Company defaults in the payment of the redemption price of the Series B Preferred Stock called for redemption. Each authorized and declared dividend shall be payable to holders of record of the Series B Preferred Stock as they appear on the stock books of the Company at the close of business on the 15th calendar day before such Dividend Payment Date or such other record date, not more than 60 calendar days nor less than 10 calendar days preceding the Dividend Payment Date therefor, as may be determined by the Board (each such date, a “Record Date”); provided, however, that if the date fixed for redemption of any of the Series B Preferred Stock occurs after a dividend is authorized and declared but before it is paid, such dividend shall be paid as part of the redemption price to the person to whom the redemption price is paid.

The dividend rate for each Dividend Period during the Floating Rate Period will be determined by the calculation agent using “three-month LIBOR” (as defined below) as in effect on the second London business day immediately preceding the first day of the Dividend Period, which date is the “dividend determination date” for the applicable Dividend Period. The calculation agent then will add the spread of 5.41% per annum to the three-month LIBOR rate as determined on the dividend determination date. Absent manifest error, the calculation agent’s determination of the dividend rate, and its calculation of the amount of dividends, for a Dividend Period will be binding and conclusive on holders of Series B Preferred Stock, the transfer agent and the Company. A “London business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars having an index maturity of three months in amounts of at least $1,000,000, as that rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) at approximately 11:00 a.m., London time, on the relevant dividend determination date. If no offered rate appears on Reuters screen page “LIBOR01” (or any successor or replacement page) on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, after consultation with the Corporation, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable Dividend Period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward, if necessary, to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent, after consulting such sources as it deems comparable to any of the foregoing quotations or display page, or any such source as it deems reasonable from which to estimate three-month LIBOR or any of the foregoing lending rates, shall determine three-month LIBOR for the next Dividend Period in its sole discretion.

Holders of the Series B Preferred Stock shall not be entitled to any interest, or any sum of money in lieu of interest, in respect of any dividend payment or payments on the Series B Preferred Stock authorized and declared by the Board that may be unpaid. Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest authorized and declared but unpaid cash dividend with respect to the Series B Preferred Stock.

Dividends on the Series B Preferred Stock shall not be declared or set aside for payment if and to the extent such dividends would cause the Company to fail to comply with the capital adequacy guidelines of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy guidelines or regulations of any successor Appropriate Federal Banking Agency (as defined below)) applicable to the Company.

(b) Dividends Noncumulative. The right of holders of Series B Preferred Stock to receive dividends is noncumulative. Accordingly, except as hereinafter expressly provided, if the Board does not authorize or declare a dividend payable in respect of any Dividend Period, holders of Series B Preferred Stock shall have no right to receive a dividend in respect of such Dividend Period and the Company shall have no obligation to pay a dividend in respect of such Dividend Period, whether or not dividends have been or are authorized and declared payable in respect of any prior or subsequent Dividend Period.

(c) Priority as to Dividends; Limitations on Dividends on Junior Stock. If full dividends on the Series B Preferred Stock for any completed Dividend Period shall not have been declared and paid, or declared and a sum sufficient for the payment thereof shall not have been set apart for such payments, no dividends or distributions shall be authorized, declared or paid or set aside for payment (other than as provided in the second paragraph of this Section 1(c)) with respect to the Company’s common stock, no par value (the “Common Stock”), the Company’s Noncumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) or any other classes or series of stock of the now or hereafter authorized, issued or outstanding that by their terms rank junior to the Series B Preferred Stock as to dividends or amounts distributed upon liquidation, dissolution or winding up of the affairs of the Company (together with the Common Stock and Series A Preferred Stock, “Junior Stock”), other than (x) dividends payable on Junior Stock in Junior Stock and (y) cash in lieu of fractional shares in connection with any such dividend, nor shall any Junior Stock or any stock ranking on parity with the Series B Preferred Stock as to dividends or amounts upon liquidation, dissolution or winding up of the affairs of the Company (“Parity Stock”) be redeemed, purchased or otherwise acquired for any consideration (or any monies to be paid to or made available for a sinking fund for the redemption of any such stock) by the Company (except (x) by conversion into or exchange for other Junior Stock or (y) by the tendering of Junior Stock in payment for the exercise of stock options under the Company’s equity incentive plans then in effect), until such time as dividends on all outstanding Series B Preferred Stock have been authorized, declared and paid, or a sum sufficient for the payment thereof has been set apart for payment, as of the Dividend Payment Date for the current Dividend Period.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) for any Dividend Period on the Series B Preferred Stock, all dividends declared on the Series B Preferred Stock and any other series ranking on a parity as to dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Series B Preferred Stock and each such other series of capital stock shall in all cases bear to each other the same ratio that full dividends, for the then current Dividend Period, per share of Series B Preferred Stock (which shall not include any accumulation in respect of unpaid dividends for prior Dividend Periods) and full dividends, including required or permitted accumulations, if any, on the stock of each such other series ranking on a parity as to dividends with the Series B Preferred Stock bear to each other.

(d) Dividend Reference. Any reference to “dividends” or “distributions” in this Section 1 shall not be deemed to include any distribution made in connection with any voluntary or involuntary dissolution, liquidation or winding up of the Company.

Section 2. Redemption.

(a) Optional Redemption. Subject to the further terms and conditions provided herein, the Company, at its option, subject to the approval of the “appropriate Federal banking agency” with respect to the Company (as defined in Section 3(q) of the Federal Deposit Insurance Act or any successor provision) (the “Appropriate Federal Banking Agency”), may, upon notice given as provided in Section 2(d), redeem shares of the Series B Preferred Stock at the time outstanding in whole or in part, from time to time, on any Dividend Payment Date on or after the Dividend Payment Date on March 31, 2022, at a cash redemption price equal to the sum of (i) $1,000.00 per share plus (ii) the amount of any declared and unpaid dividends for any prior Dividend Period (the “Redemption Price”), without any accumulation for any undeclared dividends.

(b) Regulatory Event Redemption. Notwithstanding Section 2(a), the Company, at its option, subject to the approval of the Appropriate Federal Banking Agency, may redeem all (but not less than all) of the shares of Series B Preferred Stock at the time outstanding, upon notice given as provided in section 2(d), at the Redemption Price at any time within 90 days following the Company’s good faith determination that, as a result of (i) any amendment to, or change in, the laws or regulations of the United States or (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Board of Governors of the Federal Reserve System and other federal bank regulatory agencies) any political subdivision of or in the United States that is enacted or becomes effective after December 28, 2016; (ii) any proposed change in such laws or regulations that is announced after December 28, 2016; or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after December 28, 2016, there is more than an insubstantial risk that the Company will not be entitled to treat the full liquidation value of the shares of Series B Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent), for purposes of the capital adequacy regulations of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, for as long as any share of Series B Preferred Stock is outstanding.

(c) Partial Redemption. In the event that fewer than all the outstanding shares of Series B Preferred Stock are to be redeemed, the number of shares of Series B Preferred Stock to be redeemed shall be determined by the Board, and the shares to be redeemed shall be determined by lot or pro rata as may be determined by the Board.

Unless full dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof has been set apart for payment for the then current Dividend Period, no Series B Preferred Stock shall be redeemed unless all outstanding Series B Preferred Stock are redeemed, and the Company shall not purchase or otherwise acquire any Series B Preferred Stock; provided, however, that the Company may purchase or acquire Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series B Preferred Stock.

(d) Notice of Redemption. A notice by the Company pursuant to this Section 2 shall be sufficiently given if in writing and mailed, first class postage prepaid, to each record holder of Series B Preferred Stock at the holder’s address as it appears in the records of the Company’s transfer agent. In any case where notice is given by mail, neither the failure to mail such notice nor any defect in the notice to any particular holder shall affect the sufficiency of such notice to any other holder. Any notice mailed to a holder in the manner described above shall be deemed given on the date mailed, whether or not the holder actually receives the notice. A notice of redemption shall be given not less than 30 days and not more than 60 days prior to the date of redemption specified in the notice, and shall specify (i) the redemption date, (ii) the number of shares of Series B Preferred Stock to be redeemed, (iii) the Redemption Price and (iv) the manner in which holders of Series B Preferred Stock called for redemption may obtain payment of the Redemption Price in respect of those shares. Notwithstanding anything to the contrary in this paragraph, if the Series B Preferred Stock are issued in book-entry form through The Depositary Trust Company or any other similar facility, notice of redemption may be given to the holders of Series B Preferred Stock at such time and in any manner permitted by such facility.

(e) Effect of Redemption. Any shares of Series B Preferred Stock that are duly called for redemption pursuant to this Section 2 shall be deemed no longer to be outstanding for any purpose from and after that time that the Company shall have irrevocably deposited with the paying agent identified in the notice of redemption funds in an amount equal to the aggregate redemption price. From and after that time, the holders of the Series B Preferred Stock so called for redemption shall have no further rights as shareholders of the Company and in lieu thereof shall have only the right to receive the Redemption Price, without interest.

Series B Preferred Stock redeemed pursuant to this Section 2 or purchased or otherwise acquired for value by the Company shall, after such acquisition, have the status of authorized and unissued shares of Preferred Stock and may be reissued by the Company at any time as shares of any series of Preferred Stock other than as Series B Preferred Stock.

Section 3. Liquidation Rights.

(a) Liquidation Value. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Series B Preferred Stock at the time outstanding will be entitled to be paid out of assets of the Company available for distribution to shareholders, before any distribution of assets is made to holders of Common Stock or any other classes or series of stock of the now or hereafter authorized, issued or outstanding that expressly provide that they are junior to the Series B Preferred Stock as to amounts distributed upon liquidation, dissolution or winding up of the affairs of the Company, liquidating distributions in an amount equal to the sum of (i) $1,000.00 per share plus (ii) the amount of the declared and unpaid dividends thereon from the beginning of the Dividend Period in which the liquidation occurs to the date of liquidation, computed on the basis of the number of days elapsed in the Dividend Period using a 360-day year comprised of twelve 30-day months.

After payment of the full amount of the liquidating distributions to which they are entitled, pursuant to the preceding paragraph, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Company.

(b) Partial Payment. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Series B Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, then the holders of the Series B Preferred Stock and such other classes or series of capital stock ranking on parity with the Series B Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they otherwise respectively would be entitled.

(c) Consolidation, Merger or Sale of Assets not Liquidation. For the purposes of this Section 3, the merger or consolidation of the Company with or into any other entity or by another entity with or into the Company, or the sale, lease, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or business of the Company, shall not be deemed to constitute the liquidation, dissolution or winding up of the Company. If the Company enters into any merger or consolidation transaction with or into any other entity and the Company is not the surviving entity in such transaction, the Series B Preferred Stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Series B Preferred Stock set forth herein.

Section 4. Voting Rights.

(a) General. Except as expressly provided in this Section 4 and as required by law, holders of Series B Preferred Stock shall have no voting rights. When the holders of Series B Preferred Stock are entitled to vote, each share of Series B Preferred Stock will be entitled to one vote.

(b) Certain Voting Rights. The affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series B Preferred Stock, will be required for the Company to (i) create any class or series of the Company’s stock (or right or instrument convertible or exchangeable into such class or series of stock) which shall, as to dividends or distribution of assets, rank prior to the Series B Preferred Stock or (ii) alter or change the provisions of the Company’s Certificate of Incorporation (including the terms of the Series B Preferred Stock) or By-laws, including by consolidation or merger, so as to adversely affect the voting powers, preferences or special rights of the holders of the Series B Preferred Stock. Notwithstanding the foregoing, an alteration or change to the provisions of the Company’s Certificate of Incorporation or By-laws shall not be deemed to affect the voting powers, preferences or special rights of the holders of the Series B Preferred Stock, provided that: (x) the Series B Preferred Stock remain outstanding with the terms thereof unchanged; or (y) the Series B Preferred Stock are converted in a merger or consolidation transaction into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms substantially identical to the terms of the Series B Preferred Stock set forth herein. Additionally, (i) any increase in the amount of the authorized Common Stock or Preferred Stock or the creation or issuance of any other Junior Stock or Parity Stock and (ii) any change to the number of directors or number or classes of directors shall not be deemed to adversely affect the voting powers, preferences or special rights of the holders of the Series B Preferred Stock.

Section 5. Ranking.

(a) Ranking with Respect to Distributions upon Liquidation. With respect to rights upon liquidation, dissolution or winding up of the Company, the Series B Preferred Stock shall rank: (i) senior to the Common Stock and to all other classes or series of stock of the Company now or hereafter authorized, issued or outstanding that do not expressly provide that they rank on a parity with or senior to the Series B Preferred Stock as to distributions upon liquidation, dissolution or winding up, (ii) on a parity with the Series A Preferred Stock and all other classes or series of Preferred Stock of the Company now or hereafter authorized, issued or outstanding that expressly provide that they will rank on a parity with the Series B Preferred Stock as to distributions upon liquidation, dissolution or winding up, and (iii) junior to (A) all other classes or series of Preferred Stock of the Company now or hereafter authorized, issued or outstanding that expressly provide that they are senior to the Series B Preferred Stock as to distributions upon liquidation, dissolution or winding up and (B) all future series of preferred stock issued by a trust or other subsidiary of the Company.

(b) Ranking with Respect to Dividends. With respect to dividends, the Series B Preferred Stock shall rank: (i) senior to (A) the Common Stock, (B) the Series A Preferred Stock and (C) all other classes or series of stock of the Company now or hereafter authorized, issued or outstanding that do not expressly provide that they rank on a parity with or senior to the Series B Preferred Stock with respect to dividends, (ii) on a parity with all other classes or series of Preferred Stock of the Company now or hereafter authorized, issued or outstanding that expressly provide that they will rank on parity with the Series B Preferred Stock with respect to dividends, and (iii) junior to (A) all other classes or series of Preferred Stock of the Company now or hereafter authorized, issued or outstanding that expressly provide that they are senior to the Series B Preferred Stock with respect to dividends and (B) all future series of preferred stock issued by a trust or other subsidiary of the Company.

Section 6. No Conversion Rights. The holders of Series B Preferred Stock shall not have any rights to convert such shares into shares of any other class or series of stock or into any other securities of, or any interest or property in, the Company.

Section 7. No Sinking Fund. No sinking fund shall be established for the retirement or redemption of Series B Preferred Stock.

Section 8.Preemptive or Subscription Rights. No holder of Series B Preferred Stock of the Company shall, as such holder, have any preemptive right to purchase or subscribe for any additional shares of stock of the Company or any other security of the Company that it may issue or sell.

Section 9. No Other Rights. The Series B Preferred Stock shall not have any other designations, preferences or relative, participating, optional or other special rights except as set forth in the Company’s Certificate of Incorporation or as otherwise required by law.

Section 10. Calculation Agent. The Company shall appoint a calculation agent for the Series B Preferred Stock. The Company may, in its sole discretion, remove the calculation agent in accordance with the agreement between the Company and the calculation agent; provided that the Company shall appoint a successor calculation agent who shall accept such appointment prior to the effectiveness of such removal. The calculation agent may be the Company or a person or entity affiliated with the Company.

Section 11. Compliance with Applicable Law. Declaration by the Board and payment by the Company of dividends to holders of the Series B Preferred Stock and repurchase, redemption or other acquisition by the Company (or another entity as provided in subsection (c) of Section 3 hereof) of Series B Preferred Stock shall be subject in all respects to any and all restrictions and limitations placed on dividends, redemptions or other distributions by the Company (or any such other entity) under (i) laws, regulations and regulatory conditions or limitations applicable to or regarding the Company (or any such other entity) from time to time and (ii) agreements with federal or state banking authorities with respect to the Company (or any such other entity) from time to time in effect.

IN WITNESS WHEREOF, BYLINE BANCORP, INC. has caused this certificate to be signed by Alberto J. Paracchini, its President and Chief Executive Officer, this 16th day of June, 2017.

BYLINE BANCORP, INC.

By	/s/ Alberto J. Paracchini
Name: Alberto J. Paracchini
Title: President and Chief Executive Officer